TASEKO ANNOUNCES A 170% RESOURCE INCREASE AND UPGRADE AT ALEY

March 28, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") reports that the Aley Project resource has been upgraded to a Measured and Indicated Resource. At a 0.2% Nb2 O5 cutoff, the Measured and Indicated Resource is 286 million tonnes with an average grade of 0.37% Nb2 O5 plus 144 million tonnes of Inferred Resource with an average grade of 0.32% Nb2 O5 . This represents a total resource tonnage increase of 170% from the NI43-101 compliant Inferred Resource released in the September 2011 technical report.

The combined Measured and Indicated Resource contains 739 million kilograms of Niobium. An additional 323 million kilograms of Niobium are contained in the Inferred Resource.

The new resource estimate is based on drill data gathered from Taseko’s 2011 drilling program, along with historical drill data.

Russell Hallbauer, President and CEO of Taseko, commented, “Confirming a Measured and Indicated Resource provides additional confidence that the deposit will support a long life, low cost mine. The contained kilograms of niobium make Aley the largest undeveloped niobium project in the world, and we anticipate completing our metallurgical work and finalizing the feasibility study to allow for an early 2013 investment decision.”

The in-pit measured and indicated resource for the Central Zone of the Aley deposit is summarized in the table below:

COG % Nb2 O5	Measured		Indicated		Measured & Indicated
	Tonnes (000’s)	% Nb2 O5	Tonnes (000’s)	% Nb2 O5	Tonnes (000’s)	% Nb2 O5
0.10	137,373	0.36	215,145	0.31	352,518	0.33
0.15	126,769	0.38	197,767	0.33	324,536	0.35
0.20	112,651	0.41	173,169	0.35	285,820	0.37
0.25	96,183	0.44	131,999	0.39	228,182	0.41
0.30	81,377	0.47	102,966	0.42	184,343	0.45

The 0.20% Nb2O5 cut-off assumes a niobium price of US$50/kilogram and a 50% process recovery rate. G & A, processing and ore mining costs were assumed to be US$30/tonne milled plus waste mining costs of US$2.00/tonne. A 45° pit wall slope was generated to constrain the resource within the block model.

The Resource Estimate was prepared by GeoSim Services Inc. of Vancouver, Canada, utilizing analytical results from the 96 core holes drilled on the Central Zone to date. Assays were composited in 6 metre downhole intervals. Grades were not capped as there was no significant outlier population identified. Block grades were estimated by ordinary Kriging in three passes and constrained by geologic and structural domains. Blocks were classified as ‘Measured’ if there were two composites from at least two drill holes within 50 m of the block centroid based on the anisotropic search parameters. Blocks not meeting the criteria for ‘Measured’ were classified as ‘Indicated’ if there were two composites from at least two drill holes within 100m of the block centroid. All other estimated blocks were classified as ‘Inferred’.

The resource estimate was prepared by Ronald G. Simpson, P.Geo., with GeoSim Services Inc., a Qualified Person independent of Taseko. The qualified person reviewed and approved the contents of this news release. The Company expects to file the 2012 Technical Report on SEDAR (www.sedar.com) within 10 days.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.